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                            PROMISSORY NOTE

$1,500,000                Houston, Texas            December 22, 1994

     FOR VALUE RECEIVED, the undersigned, GERALD D. MURPHY, a resident of Los Angeles County, California, with business offices in the State of Texas ("Maker"), hereby promises to pay to the order of KINGWOOD LAKES SOUTH, L.P., a Texas limited partnership ("Payee"), at its offices at 11400 West Olympic Boulevard, Suite 1040, Los Angeles, Los Angeles County, California 90064, in lawful money of the United States of America, the principal sum of ONE MILLION, FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($1,500,000.00), together with interest at the rate hereinafter provided on the outstanding principal balance from day to day remaining.

     The entire unpaid principal balance hereof, plus all accrued and unpaid interest hereon, shall be due and payable on March 22, 1995.

     The outstanding principal balance hereof shall bear interest prior to maturity at a varying rate per annum which shall from day to day be equal to the lesser of (a) the Maximum Rate (hereinafter defined), or (b) the sum of two percent (2%) PLUS the Prime Rate (hereinafter defined) in effect from day to day, and each change in the rate of interest charged hereunder shall become effective, without notice to Maker, on the effective date of such change in the Prime Rate or the Maximum Rate, as the case may be; provided, however, if at any time the rate of interest specified in clause (b) preceding shall exceed the Maximum Rate, thereby causing the interest rate hereon to be limited to the Maximum Rate, then any subsequent reduction in the Prime Rate will not reduce the rate of interest hereon below the Maximum Rate until the total amount of interest accrued hereon equals the amount of interest which would have accrued hereon if the rate specified in clause (b) preceding had at all times been in effect. All past due principal and interest shall bear interest at the Default Rate (hereinafter defined).

     Interest on the indebtedness evidenced by this Note shall be computed on the basis of a year of 360 days and the actual number of days elapsed (including the first day but excluding the last day) unless such calculation would result in a usurious rate, in which case interest shall be calculated on the basis of a year of 365 or 366 days, as the case may be.

     As used in this Note, the following terms shall have the respective meanings indicated below:

          "AGREEMENT" means that certain Pledge Agreement dated of even date herewith between Maker and Payee, as the same may be amended or modified from time to time.


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          "DEFAULT RATE" means the lesser of (a) the sum of  the Prime Rate plus four percent (4%), or (b) the Maximum Rate.

          "MAXIMUM RATE" means the maximum rate of non-usurious interest permitted from day to day by applicable law, including as to Article 5069-1.04, Vernon's Texas Civil Statutes (and as the same may be incorporated by reference in other Texas statutes), but otherwise without limitation, that rate based upon the "indicated rate ceiling" and calculated after taking into account any and all relevant fees, payments, and other charges in respect of this Note which are deemed to be interest under applicable law.

          "PRIME RATE" shall mean that variable rate of interest per annum established by Chase Manhattan Bank of New York from time to time as its prime rate, which shall vary from time to time.

     This Note may be prepaid in whole or in part at any time or from time to time without premium, penalty, or fee.

     Notwithstanding anything to the contrary contained herein, no provisions of this Note shall require the payment or permit the collection of interest in excess of the Maximum Rate. If any excess of interest in such respect is herein provided for, or shall be adjudicated to be so provided, the provisions of this paragraph shall govern and prevail, and neither Maker nor the sureties, guarantors, successors or assigns of Maker shall be obligated to pay the excess amount of such interest, or any other excess sum paid for the use, forbearance or detention of sums loaned pursuant hereto. If for any reason interest in excess of the Maximum Rate shall be deemed charged, required or permitted by any court of competent jurisdiction, any such excess shall be applied as a payment and reduction of the principal of indebtedness evidenced by this Note; and, if the principal amount hereof has been paid in full, any remaining excess shall forthwith be paid to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, Maker and Payee shall, to the extent permitted by applicable law, (a) characterize any non-principal payment as an expense, fee or premium, rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by this Note so that the interest for the entire term does not exceed the Maximum Rate.

     If default occurs in the payment of principal or interest under this Note, or upon the occurrence of any other Event of Default, as such term is defined in the Agreement, the holder hereof may, at its option, (a) declare the entire unpaid


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principal of and accrued interest on this Note immediately due and payable without notice, demand or presentment, all of which are hereby waived, and upon such declaration, the same shall become and shall be immediately due and payable, (b)foreclose or otherwise enforce all liens or security interests securing payment hereof, or any part hereof, (c) offset against this Note any sum or sums owed by the holder hereof to Maker, and (d) take any and all other actions available to Payee under this Note and the Agreement, at law, in equity or otherwise. Failure of the holder hereof to exercise any of the foregoing options shall not constitute a waiver of the right to exercise the same upon the occurrence of a subsequent Event of Default.

     If the holder hereof expends any effort in any attempt to enforce payment of all or any part or installment of any sum due the holder hereunder, or if this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceedings, Maker agrees to pay all collection costs and fees incurred by the holder, including reasonable attorneys' fees.

     THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. THIS NOTE IS PERFORMABLE IN LOS ANGELES COUNTY, CALIFORNIA.

     Maker and each surety, guarantor, endorser, and other party ever liable for payment of any sums of money payable on this Note, jointly and severally waive notice, presentment, demand for payment, protest, notice of protest and non-payment or dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, diligence in collecting, grace, and all other formalities of any kind, and consent to all extensions without notice for any period or periods of time, and partial payments, before or after maturity, and any impairment of any collateral securing this Note, all without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to release or substitute part or all of the collateral securing this Note, or to grant any other indulgences or forbearances whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder.



                                       /S/
                                       ---------------------------------------
                                       GERALD D. MURPHY